WITHDRAWAL OF REGISTRATION STATEMENT

Unify Corporation
2101 Arena Blvd., Suite 100
Sacramento, CA 95834

March 8, 2005

United States Securities and
Exchange Commission
Washington, D.C. 20549

Re:	Unify Corporation. (the "Company") Registration Statement on Form S-3 ("Registration Statement") (Registration No. 333-32454)

Dear Ladies and Gentlemen:

        Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, we hereby apply for the above-referenced Registration Statement to be withdrawn. The grounds for the withdrawal are as follows.

        The Registration Statement was filed pursuant to an agreement with Evergreen Internet, Inc., the selling shareholder named therein. The agreement authorizes the Company to withdraw the Registration Statement any time after January 7, 2001. We believe that all of the securities included in the Registration Statement were sold prior to January 7, 2001.

        If you have any questions about this application, please call our attorney, Kevin A. Coyle, of DLA Piper Rudnick Gray Cary US LLP at (916) 930-3240.

Sincerely,
/s/ PETER DICORTI Peter DiCorti Chief Financial Officer of Unify Corporation